Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

March 3, 2014

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Monique S. Botkin

Re:	Infinity Core Alternative Fund

File No.: 811-22923

Dear Ms. Botkin:

The following responds to your letter dated January 16, 2014, in connection with your review of a registration statement filed on Form N-2 under the Investment Company Act of 1940 (“1940 Act”) to register the Infinity Core Alternative Fund (the “Fund”). Changes to the Fund’s disclosure will be reflected in an amendment to the Funds’ registration statement.

Prospectus

1.	Introduction
a.	Comment: Please include disclosure that the Fund uses a “fund of funds structure” on page 1 where the Fund first discusses the Investment Funds. The Fund uses this description for the first time on page 11.

b.	Response: Requested change has been made.

2.	Introduction
a.	Comment: Please clarify and include additional disclosure regarding the illiquid nature of the Fund on page 1, including:
•	The first bullet point: Add “regardless of how we perform” at the end of the sentence.
•	The fourth bullet point: Add “indefinite” before “period.”
•	The fifth bullet point: Change “immediate” to “foreseeable.”
•	The sixth bullet point: Change “may” to “will.”
•	Add a bullet point stating that you intend to implement a share repurchase program, but only a limited number of Shares will be eligible for repurchase. In addition, state that any such repurchases will be at a [___%] (insert %) discount to the offering price in effect on the date of repurchase.

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b.	Response: Requested changes have been made, except the Fund has not added disclosure that repurchases will be at a discount to the offering price. It is not expected that repurchases will be at a discount to the offering price under normal circumstances.

3.	Introduction
a.	Comment: Please describe in plain English the meaning of “locked up” on page 2 and its effect on shareholders.

b.	Response: The sentence states that if an Investment Fund is “locked up” that means that it is “difficult to sell.” Associated risks are discussed in detail under “SPECIAL RISKS OF FUND OF FUNDS STRUCTURE — LIQUIDITY CONSTRAINTS OF INVESTMENT FUNDS.” Therefore, no changes have been made in response to this comment.

4.	Fund Summary
a.	Comment: On page 3, the disclosure states, “Prior to January 1, 2014, the Fund was taxed as a partnership.” Please provide the staff with additional information about the partnership:
•	Is the partnership a private entity that is now being registered with the Commission? When did the partnership commence operations? Will all of the assets of the partnership become the Fund’s assets?
•	Will the audited financial statements of the partnership be included in the registration statement? If not, please explain to the staff why they will not be included.
•	Please clarify when the Fund was formed. The disclosure states the Fund was formed on August 16, 2013; however, it also states that the Fund was formerly a private fund formed on October 1, 2013.

b.	Response: The Fund was formed as a Maryland business trust on August 15, 2013. The Fund commenced operations as a private fund on October 1, 2013. Until January 1, 2014, the Fund was taxed as a partnership. The Fund elected to be treated as corporation subject to tax as a registered investment company for federal income tax purposes effective January 1, 2014. This election did not cause the Fund to dispose of any assets that were held by the Fund when taxed as a partnership. Audited financial statements of the Fund for the period of time that the Fund was taxed as a partnership will be included in the registration statement.

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5.	Fund Summary
a.	Comment: On page 6, please make the following statement more prominent: “Each repurchase offer ordinarily will be limited to the repurchase of approximately 25% of the Shares outstanding, but if the value of Shares tendered for repurchase exceeds the value the Fund intended to repurchase, the Fund may determine to repurchase less than the full amount of Shares tendered. In such event, Shareholders will have their Shares repurchased on a pro rata basis….” In addition, please explain to the staff under what conditions, if any, the Fund will offer to purchase less than 25% of the Shares outstanding.

b.	Response: The statement has been bolded to increase its prominence. As disclosed under “TENDER OFFERS/OFFERS TO REPURCHASE”, while it is expected that each repurchase offer ordinarily will be limited to the repurchase of approximately 25% of the Fund’s Shares, the Board will set the amount based on relevant factors, including the liquidity of the Fund’s positions and the Shareholders’ desire for liquidity.

6.	Fund Summary
a.	Comment: Please clarify whether the Platform Manager is registered with the Commission in any capacity. Please confirm that the Platform Manager’s monthly fees under the Platform Management Agreement with the Fund (Exhibit (k)(3)) will be updated and disclosed in the Exhibit to the registration statement. Please disclose that, pursuant to the agreement with the Platform Manager, the Fund will pay the Platform Manager certain expenses incurred by the Platform Manager, such as expenses incurred for “selection or monitoring of investments.”

b.	Response: The Platform Manager, Registered Fund Solutions, LLC, is an SEC-registered investment adviser, but the Platform Manager does not provide advisory services to the Fund.

Schedule A to Exhibit (k)(3) will be updated with the Platform Manager’s fees and disclosed as an exhibit to the Fund’s registration statement.

Pursuant to Paragraph 4 of the Platform Management Agreement, the Fund will pay “(a)ll costs and expenses of the Fund not expressly assumed by the Platform Manager” under the Agreement, including, but not limited to, expenses incurred for the “selection or monitoring of investments.” The Platform Manager does not provide such services to the Fund. The Platform Manager is compensated for the Program Services that it provides to the Fund, as described under “PLATFORM MANAGER” and in Paragraph 1 of the Platform Management Agreement. It is also disclosed under “PLATFORM MANAGER” that, pursuant to the Platform Management Agreement, the Platform Manager will bear all of its own overhead expenses, including but not limited to rent, salaries, office equipment and communications expenses. In addition, it is disclosed that the Platform Manager is responsible for the payment of the compensation and expenses of those Managers affiliated with the Platform Manager, and making available, without expense to the Fund, the services of such individuals, subject to their individual consent to serve and to any limitations imposed by law. Therefore, no changes have been made in response to this comment.

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7.	Summary of Fees and Expenses
a.	Comment: On page 8, change “Interest Expense” to “Interest Payments on Borrowed Funds”. See Item 3(1) of Form N-2 (interest paid in connection with outstanding loans, bonds or other debt).

b.	Response: Requested change has been made.

8.	Use of Proceeds
a.	Comment: On page 9, please clarify what range of time is “considerable.” See Item 7(2) of Form N-2 (i.e., how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and the consequences for the delay.)

b.	Response: The disclosure on page 9 indicates that net proceeds will be invested by the Fund in accordance with the Fund’s investment objective and strategies as soon as practicable, but in no event later than three months after receipt, consistent with market conditions and the availability of suitable investments. The disclosure also states that the Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies. Therefore, no changes have been made in response to this comment.

9.	Investment Strategies and Overview of Investment Process
a.	Comment: On page 10, please:
•	Clarify whether the following statement describes the basis for the Advisers’ selecting investments, including the type of security and the particular industry: “Th[e] selection process is based upon the Adviser’s expertise in the investment field and the longstanding association the Advisers enjoy with members of the financial, business and political communities.”
•	Describe what is meant by “hedge exposures deemed too risky” for the Fund.
•	Describe additional disclosure to describe the following phrases: “certain advantages,” “proven ability,” and “many years of investment experience”.
•	Describe the “significant investment practices or techniques” that the Fund intends to employ. See Item 8(2), Instruction d of Form N-2.

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b.	Response: The Investment Strategies and Overview of Investment Process section describes the significant investment practices and techniques that the Fund intends to employ. The statement noted in bullet one above describes the foundation by which investment decisions by the Advisers are made. The statement noted in bullet point two above explains that the Advisers have the ability to put on hedges if they identify an area that one of the Underlying Managers invests in that they feel is risky. The statement noted in bullet point three above has been removed from the registration statement.

10.	Investment Strategies and Overview of Investment Process
a.	Comment: Page 10 states in part that, “[i]n selecting particular Investment Funds and investment managers to which the Fund will allocate assets….” With regard to this disclosure, please clarify whether the Adviser (or Sub-Adviser) is selecting investments for the Fund (i.e., Investment Funds), and/or selecting third-party investment advisers to manage any portion of the Fund’s assets under an investment advisory agreement. If the latter, please confirm, if the Fund enters into sub-advisory contracts, that the Fund has obtained a Section 15(c) order under the 1940 Act. Please note that inconsistent disclosure also appears on pages 1 and 11.

b.	Response: The Advisers will select Investment Funds for investment and do not select third-party investment advisers to manage any portion of the Fund’s assets under an investment advisory agreement.

11.	Investment Strategies and Overview of Investment Process
a.	Comment: Please inform the staff, in connection with the disclosure on page 10, what steps the Board and Adviser will take to ensure that none of the Investment Funds is an affiliate of the Fund, the Adviser, the Sub-Adviser, the Distributor, or their affiliates for purposes of the limitations of Section 17(a), (d), and (e) of the 1940 Act.

b.	Response: Subject to the Board’s oversight, the Advisers will follow appropriate procedures to ensure that none of the Investment Funds is an affiliate of the Fund, the Adviser, the Sub-Adviser, the Distributor, or their affiliates for purposes of the limitations of Section 17(a), (d), and (e) of the 1940 Act.

12.	Investment Strategies and Overview of Investment Process
a.	Comment: On page 11, please clarify: how the Advisers will evaluate “the degree to which a specific investment manager or Investment Fund complements and balances the Fund’s portfolio and correlates to the strategies employed by other investment managers and Investment Funds selected by the Partnerships;” how the fees charged for a particular investment are factored in; and the meaning of “size and efficiency of assets managed” for the Fund/Adviser.

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b.	Response: Requested changes have been made.

13.	General Risks
a.	Comment: Beginning on page 12, please identify the “Principal Risk Factors,” and then identify other risk factors associated with an investment in another company with investment objectives, investment policies, capital structure or trading markets similar to the Fund. See Item 3(a) of Form N-2.

b.	Response: Appropriate disclosure is included in response to Item 8(3)(a) of Form N-2. The Fund will modify the heading “Risk Factors” to “Principal Risk Factors.”

14.	General Risks
a.	Comment: On page 12, please explain what is meant by “considerable experience” in evaluating performance of alternative asset managers.

b.	Response: Information regarding the Advisers’ experience is included under “MANAGEMENT OF THE FUND – THE ADVISERS.” However, the Fund has determined to delete the word “considerable” from the noted disclosure on page 12.

15.	General Risks
a.	Comment: We note that the Fund discloses that it may engage in transactions involving swaps. When the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

b.	Response: The Fund notes the aforementioned guidance.

16.	General Risks
a.	Comment: Under the “Derivatives Instruments” heading on page 13, please review your disclosure in light of the observations from this Division: Letter to the ICI re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010), available on the Commission’s website at www.sec.gov. Confirm that you have taken the observations in that letter into account when drafting the derivatives disclosure.

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b.	Response: The Fund is aware of the letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives.

17.	General Risks
a.	Comment: Please disclose on page 13, under the “Legal, Tax and Regulatory” heading, whether any delay in Adviser reporting may delay reports to Shareholders. If this delay may cause Shareholders to file a tax extension, please clearly and prominently disclose that information.

b.	Response: The Fund elected to be treated as corporation subject to tax as a registered investment company for federal income tax purposes and does not expect any such delays. Therefore, no changes have been made in response to this comment.

18.	General Risks
a.	Comment: On page 16, please confirm whether any of the Underlying Managers will be registered CPOs.

b.	Response: Requested change has been made.

19.	General Risks
a.	Comment: On page 16 under the heading “General Investment Related Risks,” please include disclosure regarding how these risks may affect the performance and NAV of the Fund (not just of the Investment Funds). See Item 8(3) of Form N-2.

b.	Response: Requested change has been made.

20.	General Risks
a.	Comment: We have the following comments in the section under the heading “Prior Performance Information”:
•	Please change the title of this heading to “Prior Performance of Similar Accounts” and identify the source of the performance information.
•	Please also state the “prior performance represents the historical performance for similarly managed accounts and is not the Fund’s performance or indicative of the Fund’s future performance.”
•	If applicable, please state the prior and/or related performance net of all sales loads relating to the account (e.g., private placement fees for the private funds).
•	Does the Fund have its own performance? If so, why is it not shown? If the Fund has its own performance, the performance of similar accounts should not be more prominent.
•	The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since the date of inception if less than 10 years (disclose inception date). (Performance may be presented in other formats if accompanied by the average annual return for 1, 5, and 10 years.)

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•	If the standardized SEC method is not used to calculate the prior performance, the disclosure should state how the performance was calculated and that the method differs from the standardized SEC method.

b.	Response: Requested changes have been made. Note that no performance information for the Fund is shown because the Fund is a new Fund that commenced operations on October 1, 2013.

21.	General Risks
a.	Comment: Please state whether the Adviser is controlled by Vivaldi Capital Management, LLC (“VAC”), an affiliate of the Adviser, and if so, the nature of VAC’s business. In addition, please provide a description of the Adviser’s experience as an investment adviser and note the fact that it is recently registered in 2013 and has not previously advised a registered investment company. See Item 9(1)(b)(1) of Form N-2.

b.	Response: Requested change has been made.

22.	General Risks
a.	Comment: Please state whether the Sub-Adviser is controlled by another person, and if so, the nature of its business; please provide a description of Sub-Adviser’s experience as an investment adviser. See Item 9(1)(b)(1) of Form N-2.

b.	Response: Requested change has been made.

23.	General Risks
a.	Comment: Please update the disclosure on page 35 under the heading “Partnership Status” to reflect the Fund’s status. Please also update any disclosure in the Form that contemplates that the Fund might register under the 1940 Act.

b.	Response: Requested change has been made.

24.	General Risks
a.	Comment: Under the “Placement Agent” heading on page 26, please clarify whether the placement agent or the Fund pays the sub-placement agents and from what fee the sub-placement agent is paid.

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b.	Response: As disclosed, the sub-placement agents receive any applicable sales charges. Also as disclosed, the Investment Manager and/or its affiliates may make payments to select sub-placement agents from time to time in connection with the distribution of Shares and/or the servicing of Shareholders and/or the Fund. These payments will be made out of the Investment Manager’s and/or affiliates’ own assets and will not represent an additional charge to the Fund. No changes have been made in response to this comment.

25.	General Risks
a.	Comment: On page 26, please specify the “certain liabilities” for which the Fund will indemnify the Placement Agent and its affiliates, and which “certain other parties” are also indemnified.

b.	Response: Requested change has been made.

26.	General Risks
a.	Comment: On page 29 under the heading “Outstanding Securities,” the disclosure states there are no shareholders. This is inconsistent with page 27 of the SAI listing “Control Persons and Principal Shareholders” and the private fund’s Form D filing. Please clarify and make the filing consistent.

b.	Response: Requested change has been made.

Statement of Additional Information

27.	SAI
a.	Comment: Item 21 of Form N-2 requires the Fund to provide the number of other accounts managed and total assets in the accounts managed within these categories: registered investment companies, other pooled investment vehicles, and other accounts. Please include the number of accounts and total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

b.	Response: As disclosed in the SAI, as of December 1, 2013, each portfolio manager managed six accounts totaling $215 million in assets for other pooled investment vehicles for which the advisory fee is based on the performance of the account. Also as disclosed, each portfolio manager managed no accounts in the other noted categories. No changes have been made in response to this comment.

28.	SAI
a.	Comment: Item 21(1)(d) of Form N-2 requires the Fund to describe any material conflicts of interest that may arise in connection with the portfolio manager’s management of the Fund’s investments and its other accounts (e.g., investment strategy, allocation opportunities, etc.). Please include the required information.

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b.	Response: Disclosure regarding material conflicts of interest is included under “The Investment Committee – Conflicts of Interest.” No changes have been made in response to this comment.

29.	SAI
a.	Comment: Item 21(2) of Form N-2 requires the Fund to disclose the structure of and method used to determine the compensation of each portfolio manager (specific criteria on type of compensation, fixed, based on value of Fund’s portfolio, and if so, benchmark used to measure performance and period over which performance is measured). Please include the required information.

b.	Response: Disclosure regarding portfolio manager compensation is included under “The Investment Committee - Compensation of the Investment Committee.” No changes have been made in response to this comment.

30.	SAI
a.	Comment: Please disclose whether the Adviser or Sub-Adviser use any affiliated broker-dealers to execute transactions for the Fund. See Item 22(2)(a) of Form N-2.

b.	Response: No affiliated broker-dealers are currently expected to execute transactions for the Fund.

31.	SAI
a.	Comment: Please describe how brokers will be selected to effect securities transactions (other than Investment Funds that are privately purchased) and how evaluations will be made of the reasonableness of brokerage commissions paid, including the factors considered. See Item 22(3) of Form N-2 and the Instructions thereto.

b.	Response: Relevant disclosure is included under “Brokerage.” No changes have been made in response to this comment.

32.	SAI
a.	Comment: If applicable, disclose if the Adviser or Sub-Adviser directed brokerage to any broker because of research, and if so, state the amount of transactions and related commissions. See Item 22(4) of Form N-2.

b.	Response: The Advisers have not directed brokerage to any broker because of research.

Part C Other Information

33.	Part C
a.	Comment: Item 25(2)(p) of Form N-2 requires the Fund to include as an exhibit a copy of any agreement made in consideration for providing the initial capital between or among the Fund, the underwriter, adviser, promoter, or initial stockholders and other assurances. Please explain why this Item is “Not Applicable” if the Fund is currently a private fund with $19,505,000 in assets.

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b.	Response: The Fund will file a form of subscription agreement as an exhibit to the registration statement.

34.	Part C
a.	Comment: Please confirm that there are no bonus, profit sharing, or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Fund in their capacity as such. See Item 25(2)(i) of Form N-2.

b.	Response: The Fund confirms there are no bonus, profit sharing, or other similar contracts or arrangements wholly or partly for the benefit of directors or officers of the Fund in their capacity as such.

35.	Part C
a.	Comment: The response in Item 29 is inconsistent with the private fund’s Form D filing that states there are 10 investors. In addition, the Sub-Adviser’s Form ADV states there are 2 beneficial owners of the private fund. Please clarify and make consistent.

b.	Response: The information in the Form D filing was as of October 1, 2013 and the response to Item 29 was provided as of December 1, 2013. The information provided in the Sub-Adviser’s Form ADV was incorrect. The Sub-Adviser expects to file an updated Form ADV in March 2014 and will ensure that the response to this item is calculated correctly.

36.	Part C
a.	Comment: Please note that the Placement Agent Agreement attached as an exhibit to the registration statement currently states that the Fund has not been registered as an investment company under the 1940 Act, that it is a continuous offering, and that it is a private fund. In addition, exhibit A to this agreement to identify fees is blank and no reference to exhibit A is made in the agreement. Please update these disclosures.

b.	Response: The Fund intends to enter into a new Distribution Agreement with Foreside Fund Services, LLC. This agreement will be filed as an exhibit to the registration statement.

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We thank you for your assistance. If you should have any questions regarding the Funds’ responses to your comments, please do not hesitate to contact the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

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